Contact

www.linkedin.com/in/curt-pringle-47889110 (LinkedIn)
www.curtpringle.com (Company)

Top Skills

Community Outreach
Public Speaking
Public Policy

Curt Pringle

pres at Curt Pringle & Assoc.
Anaheim, California, United States

Experience

Curt Pringle & Associates
President
January 1999 - Present (26 years 6 months)
1801 E. Katella Ave., #1002, Anaheim, CA 92805

California High Speed Rail Authority
Board Member
2007 - July 2011 (4 years)

City of Anaheim
Mayor
December 2002 - December 2010 (8 years 1 month)

California State Assembly
Assemblyman
December 1992 - November 1998 (6 years)

Education

California State University-Long Beach - College of Business
BS, Busineess-Marketing · (1979 - 1981)